

Mail Stop 3030

August 5, 2009

Via U.S. Mail

Mr. Howard Bielski
Chief Financial Officer
Wellstar International, Inc.
6911 Pilliod Road
Holland, Ohio 43528

      Re: **Wellstar International, Inc.**
                Form 10-KSB for the Fiscal Year Ended July 31, 2008
                File No. 333-130295

Dear Mr. Bielski:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief